Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

During the fourth quarter ended December 31, 2025, the Company reported revenue of $13.22 Million, compared to $10.14 Million for the same period in the prior year. Fourth quarter results were primarily driven by an increase in OEM business and through the continued growth of KBS Graphite, partially offset by higher landed costs.

Results of Operations

●	Revenue – Revenue for the quarter was US$13.22 million, representing a 30.35% increase over the same period in 2024. The revenue increase reflects additional sales in the OEM business in both the steel and graphite lines.

●	Gross Profit – Gross profit was US$5.49 million, or 41.57% of revenue, compared to US$4.66 million, or 45.99%, in the prior year. The decrease in gross margin was attributable to higher landed costs as well as an increase in sales of lower margin products.

●	Operating Expenses – SG&A and R&D expenses were US$6.42 million, an increase of 1.1% from the prior-year period.

●	Operating Loss – Operating loss was US$0.92 million, compared to US$1.68 million in the prior-year period. This represents an improvement of US$0.76 million over the previous year.

Liquidity and Capital Resources

As of December 31, 2025, the Company had cash and cash equivalents of US$7.34 million. This is a US$2.04 million increase over the previous year. Total current assets were US$27.48 million and total current liabilities were US$34.65 million as of December 31, 2025. Management believes that its current liquidity, together with cash flows from operations and available credit facilities, will be sufficient to fund operating requirements for the next 12 months.

Outlook

Management anticipates continued foreign exchange volatility into 2026. The Company is evaluating potential strategies to mitigate currency risk and is focused on expanding sales in both domestic and export markets. Strategic initiatives for 2026 include:

●	Launch of new product lines in Q1 and Q2 2026;

●	Aggressively pursuing future additional OEM business with strategic business partners;

●	Expansion of distribution channels in Asia and Europe;

●	Growth of the KBS Open leading to additional exposure in Asia; and

●	Implementation of additional cost control measures to improve margins.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of applicable securities laws, including, without limitation, statements regarding future performance, market conditions such as the foreign exchange conditions, and strategic initiatives. These statements are based on current expectations and assumptions that are subject to risks and uncertainties, including foreign exchange fluctuations, changes in market demand, competitive pressures, and other factors listed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which are beyond the Company’s control. Actual results may differ materially from those projected.

All forward-looking statements included in this report are made only as of the date of this report, and, except as required by law, the Company assumes no obligation to revise or update any forward-looking statements made by the Company as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.